                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      Computational Systems, Incorporated
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  204828 10 7
                --------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          (Continued on following(s))

                               Page 1 of 5 Pages

  CUSIP No. 204828 10 7                                13G/A                               Page 2 of 5 Pages
------------------------------------------------------------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Ronald G. Canada       SS# ###-##-####
------------------------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a) [ ]

                   N/A                                                                                              (b) [ ]
------------------------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
------------------------------------------------------------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

                                 1,134,748
     NUMBER OF       ---------------------------------------------------------------------------------------------------------------
      SHARES         6    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                    0
       EACH          ---------------------------------------------------------------------------------------------------------------
     REPORTING       7    SOLE DISPOSITIVE POWER
      PERSON
       WITH                      1,134,748
                     ---------------------------------------------------------------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER

                                 0
------------------------------------------------------------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,134,748
------------------------------------------------------------------------------------------------------------------------------------
     10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------------------------------------------------------------
     11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     22.7%
------------------------------------------------------------------------------------------------------------------------------------
     12      TYPE OF REPORTING PERSON*

                     IN
------------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


                                 SCHEDULE 13G/A


                                                                                     Description
                                                                                     -----------
              Item 1(a).                   Name of Issuer:                           Computational Systems, Incorporated

              Item 1(b).                   Address of Issuer's                       835 Innovation Drive
                                           Principal Executive                       Knoxville, Tennessee  37932
                                           Offices:

              Item 2(a).                   Name of Person Filing:                    Ronald G. Canada

              Item 2(b).                   Address of Principal                      835 Innovation Drive
                                           Business Office:                          Knoxville, Tennessee  37932

              Item 2(c).                   Citizenship:                              United States

              Item 2(d).                   Title of Class                            Common stock ("Common Stock")
                                           of Securities:

              Item 2(e).                   CUSIP Number:                             204828 10 7


              Item 3.          This statement is not filed pursuant to either Rule 13d-1(b) or Rule 13d-2(b).


              Item 4.          Ownership:

                          This Schedule 13G/A is filed to reflect ownership as
                 a percentage of total number of outstanding shares as of December 31, 1996.

      TOTAL SHARES
     OF COMMON STOCK         PERCENT              SOLE               SHARED               SOLE               SHARED
      BENEFICIALLY              OF               VOTING              VOTING             POWER TO            POWER TO
        OWNED(1)             CLASS(2)            POWER                POWER              DISPOSE             DISPOSE
    ----------------         --------          ------------          ------            ------------         --------
      1,134,748(3)            22.7%            1,134,748(3)            0               1,134,748(3)            0

      (1) Within the meaning of Rule 13d-3, as amended.

      (2) As computed pursuant to Rule 13d-3(d)(1)(i).

      (3) Includes 6,044 shares which may be acquired upon the exercise of outstanding options and 53,000 shares that Mr. Canada beneficially owns as trustee for various trusts for the benefit of Dr. Piety's children.

                                                               Page 4 of 5 Pages


Item 5.   Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable.

Item 8.   Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.   Notice of Dissolution of Group:

                  Not applicable.

Item 10.  Certification:

                  Not applicable.

                                                               Page 5 of 5 Pages



                                   SIGNATURE


      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct as of this 12th day of February, 1997.



                                        /s/ Ronald G. Canada
                                        --------------------
                                        Ronald G. Canada